September 26, 2007

Mr. Yu Chang, President
China Agritech, Inc.
A# Room 0706-0707
The Spaces International Center
No. 8 Dongdaqiao Road
Chaoyang District, Beijing, China 100020

> RE: **China Agritech, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 20, 2007**
> **File No. 333-145562**

Dear Mr. Chang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please respond to the outstanding comments as appropriate, set forth in the staff's letter dated May 31, 2006 regarding the company's registration statement, SEC file no. 333-126802. There may be further comment upon the review of your letter responses.

2. In an appropriate place in the registration statement, please provide a brief analysis as to the availability of the exemption from registration under Section 4(2) for the July, 2007 private placement transaction, in light of the undertaking of such a transaction in such close proximity to this resale registration statement.

       In particular, discuss the requirements as to the private placement purchaser's intent to purchase and hold such securities with no intention to distribute such securities but to hold them for investment purposes.

3. Please expand your disclosure to include the latest material information outlined in several recent press releases.

Prospectus Summary

Our Competitive Strengths, page 4

4. The discussion here and also under "Our Strategy" on page 5 appears to be promotional in tone. Please revise to provide the factual basis for any beliefs set forth or delete.

Risk Factors

5. Please revise to avoid the generic conclusion you make in many of your risk factors that the risk discussed would have an adverse impact on your business. Instead, replace this language with specific disclosure of how your business would be affected. The risk factors continue to be generic; please state with specificity how your company would be affected.

"We face risks associated with future investments or acquisitions.", page 10

6. Please revise to characterize the specific risk instead of merely stating a fact about the company.

"We currently rely on a small number of third parties to supply …", page 11

7. Please revise to identify the specific risk to the company as a result of this fact.

"Competition in the fertilizer industry in China…", page 14

8. Likewise, please revise to identify the actual risk you are referring to.

Special Note Regarding Forward-Looking Statements, page 20

9. A statement should be added to ensure that such disclaimer to update information is subject to the application of certain rules and regulations promulgated under the Federal and state securities laws addressing a person's obligation to update.

Use of Proceeds, page 20

10. Please revise this section to provide the disclosure required by Item 504 of Regulation S-K. In this regard, we note that it is possible that the company could receive up to $1.1 million in proceeds if all of the warrants are exercised by the selling stockholders. We may have further comment upon the review of this required disclosure.

Price Range of our Common Stock, page 20

11. Please update the quoted price of the common stock as of the most recent practicable date.

12. Likewise, please update the disclosure with respect to the number of registered holders of the company's common stock as of the most recent practicable date.

Selected Consolidated Financial Data, page 22

13. We note that the results of operations for the years ended December 31, 2003 and 2002 are inconsistent with the disclosures provided under Item 6 - Selected Financial Data of your Form 10-K/A1 filed on April 19, 2007. In addition, we note that your disclosure regarding sales revenue on page 4 is inconsistent with the financial statements for the six months ended June 30, 2007. Please clarify and revise your disclosures as appropriate.

Our Corporate Structure and History

General, page 33

14. Disclosure should be added to clarify that the registrant owns the legal entities serving as the operating entities in the PRC and does not merely have a contractual relationship with such PRC operating entities. In addition, please add a risk factor to address this.

Our Business

Overview, page 35

15. Explain the reference to "reservation ability". Also, please insure that any industry-specific terms are explained where that term is initially used or provide a glossary of terms in the prospectus.

Our Competitive Strengths, page 37

16. In the initial sub-section, "Strong Market Position", please explain the reference to "unofficially recognized".

Description of Property, page 45

17. The references to "square meters" in paragraphs one and two should also be expressed in "square feet".   Also, please note and revise in the table on page 46, as well.

18. In paragraph three, please update the information pertaining to the lease which expired on May 31, 2006. Please insure that the new lease agreement is filed as an exhibit to the registration statement and that all of the material terms of the agreement are disclosed in the prospectus.

Certain Relationships and Related Transactions, page 46

19. Referring to paragraph three, it appears that the Securities Purchase Agreement is dated June 29, 2007. Please revise.

20. Please expand the disclosure in this section to include the information contained in Note 15 to the financial statements on page F-35.

Selling Stockholders, page 47

21. Please revise the first sentence of paragraph two to make the disclosure consistent with that in the last sentence of this paragraph.

Shares Eligible

Shares Covered by this Prospectus, page 55

22. Please revise the amount of shares stated here as being registered in this offering, as it appears the correct amount is 10,473,588.

Financial Statements, page 59

23. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

24. We note that the audit report does not address the statements of income, stockholders' equity and cash flows for the year ended December 31, 2004 and that a separate audit report for the December 31, 2004 fiscal year dated April 10, 2005 was presented. Please note that the reference in the fourth reporting standard of AU Section 508 to the financial statements "*taken as a whole*" applies not only to the financial statements of the current period but also to those of one or more prior periods that are presented on a comparative basis with those of the current period. As a result, the auditor should update the report on the individual financial statements of the one or more prior periods presented on a comparative basis with those of the current period. Ordinarily, the auditor's report on comparative financial statements should be dated as of the date of completion of fieldwork for the most recent audit (section 530A, *Dating of the Independent Auditor's Report*, paragraph .01). Please request your auditor to revise the report to include all of the periods presented in the financial statements.

25. Please ensure that the consent of the independent accountant is appropriately revised to reflect revisions to the audit report in response to the comment above.

<u>Financial Statements for the Six Months Ended June 30, 2007</u>

<u>Notes to Unaudited Consolidated Financial Statements</u>

<u>Note 19 – Subsequent Events, page F-20</u>

26. We note your disclosure on page 54 regarding the issuance of a three year warrant to Roth Capital Partners. Please disclose the material terms of the warrants, including when the warrants were issued, who has the rights to convert (i.e. - the holder or the Company), the exercise price, the exercise features (i.e. - physical, net cash, or net share settlement, etc.), and any redemption features. Please disclose your accounting treatment for the warrants and the significant assumptions used to determine the fair value of the warrants. We may have additional comments after reviewing your response.

<u>Financial Statements for the Three Years Ended December 31, 2006</u>

<u>Note 18 – Stockholders' Equity, page F-35</u>

27. We note your disclosure on page 29 regarding the February 2005 private placement, and Exhibit 10.1 to your Form 8-K filed on February 3, 2005. Please

tell us whether the put option rights described in Section 8 of the agreement are still held by the purchasers of common stock in the offering. We note that Section 8(b) of the agreement states that the put option expires when the registration statement is filed. We also note that the registration statement filed in July 2005 was subsequently withdrawn, and Section 7.1(c) of the agreement states that a registration shall not be deemed to have been effected unless the registration statement has been declared effective by the Commission and has remained effective until all of the registered shares have been sold. To the extent that the put option rights remain in effect, it would appear that the classification of the offering proceeds as permanent equity would not be appropriate, as discussed in EITF Topic D-98. Please advise and revise the financial statements as appropriate.

28. With respect to the private placements that occurred in June 2005, January 2006 and July 2007, please tell us whether there are any circumstances under which you would be required to repurchase the securities, and if so, please tell us how you evaluated the requirements of EITF Topic D-98.

Form 10-K/A for the Fiscal Year ended December 31, 2006

Item 9A - Controls and Procedures, page 4

29. We note your response to prior comment two of our letter dated June 25, 2007. Please note that your conclusion regarding the effectiveness of your disclosure controls and procedures should clearly state that your disclosure controls and procedures are either e*ffectiv*e or *ineffective*, rather than adequate. Please confirm that in future filings, you will revise your disclosures accordingly.

Other 1934 Act Reports

30. Please update your Exchange Act reports as appropriate in response to the issues raised by the comments in this letter.

Part II.

Item 16. Exhibits

Exhibit 5. Opinion of Counsel

31. It is noted that the opinion of counsel will be filed by amendment. Please note that we may have comments upon the review of the opinion.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

> the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Angela Halac at (202) 551-3398 with any accounting related questions, and Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Joseph R. Tiano, Esq.
     via fax (202) 508-4321